Harding, Loevner Funds, Inc.
N-SAR Filing dated 10/31/2002
Item 77Q3

     Section (a)(i): The President and Principal Financial Officer have concluded that, based on their evaluation, the disclosure controls and procedures of the Harding, Loevner Funds, Inc. are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

     Section (a)(ii): There were no significant changes in the Harding, Loevner Funds, Inc.s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

     Section (a)(iii): Certifications of the President and Principal Financial Officer of the Harding, Loevner Funds, Inc. are attached.